

April 11, 2013

<u>Via E-mail</u>
Art A. Garcia
Executive Vice President and Chief Financial Officer
Ryder System, Inc.
11690 N.W. 105th Street
Miami, Florida 33178

> **Re: Ryder System, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed on February 14, 2013**
> **File No. 001-04364**

Dear Mr. Garcia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 14. Income Taxes, Like Kind Exchange Program, page 77</u>

1.   We note effective April 1, 2012, that you temporarily suspended the like-kind exchange program. Please tell us and disclose the reason for suspending this program and the impact of this suspension on your tax provision and cash flows (for example, taxes currently payable and restricted cash) for fiscal 2012 and future periods expected to be affected. Also, tell us and disclose whether you intend to reinstitute this program and when, and the factors upon which you will base your decision. Additionally, tell us and disclose if suspension of this program impacted or is expected to impact your capital

program, and the degree of the impact, including retention, aging and depreciation of the affected assets.

Note 23. Share-Based Compensation Plans, page 88

2.   We note from exhibits included with forms filed with the commission during 2012 that performance based restricted stock rights, restricted stock rights and stock options or stock appreciation rights awards granted in 2012 appear to have dividend equivalent rights. In regard to performance based restricted stock rights and restricted stock rights, cash is paid equal to the aggregate dividends paid on a share during the period from the date of grant of the award until the date the shares underlying the award are delivered. In regard to stock options or stock appreciation rights, dividend equivalents may accrue on such unvested awards and be paid to the extent the shares vest. Please disclose these features of the 2012 awards. With respect to these features, please explain to us your accounting and reporting and the basis for such, including your consideration of ASC 710-10 and 260-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief